Exhibit 99.4

NOTICE OF THE CLASS A MEETING

WeRide Inc.

文 遠知行 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 0800)

NOTICE OF CLASS A MEETING

to be held on March 13, 2026

(or any adjourned or postponed meeting thereof)

We refer to the circular (the “Circular”) of WeRide Inc. (the “Company”) dated February 6, 2026. Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the Circular.

NOTICE IS HEREBY GIVEN that a class meeting of holders of Class A Ordinary Shares (the “Class A Meeting”) of the Company will be held at 16/F, Tower A, KWG Flourishing Biotech Square, 68 Luoxuan Boulevard, Guangzhou International Biotech Island, Huangpu District, Guangzhou, Guangdong Province, PRC on March 13, 2026 at 10:00 a.m. (Beijing time) for the purposes of considering and, if thought fit, passing the following resolution:

1.	as an ordinary resolution, to consider and approve the Class-Based Resolution to amend and restate the Memorandum and Articles of Association.

SHARE RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on February 9, 2026 (Hong Kong time) as the record date (the “Share Record Date”) of Class A Ordinary Shares. Holders of record of the Class A Ordinary Shares (as of the Share Record Date) are entitled to attend and vote at the Class A Meeting and any adjourned meeting thereof.

Holders of the ADSs as of the close of business on February 9, 2026 (New York time) (the “ADS Record Date”) who wish to exercise their voting rights for the Class A Ordinary Shares underlying the ADSs must give voting instructions directly to Deutsche Bank Trust Company Americas, the depositary of the ADSs, if ADSs are held directly by holders on the books and records of Deutsche Bank Trust Company Americas or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders.

*       For identification purpose only

NOTICE OF THE CLASS A MEETING

In order to be eligible to attend and vote at the Class A Meeting, persons who hold the Class A Ordinary Shares directly on the Company’s Cayman Islands register of members should ensure that all valid transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s principal share registrar in the Cayman Islands, International Corporation Services Ltd., at P.O. Box 472, Harbour Place, 2nd Floor, North Wing, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands, before 4:30 p.m. on Sunday, February 8, 2026, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong); and persons who hold the Class A Ordinary Shares directly on the Company’s Hong Kong register of members should ensure that all valid transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, within the same period (i.e., before 4:30 p.m. on Monday, February 9, 2026, Hong Kong time). All persons who are registered holders of the Class A Ordinary Shares on the Share Record Date will be entitled to attend and vote at the Class A Meeting.

ATTENDING THE CLASS A MEETING

Only holders of record of Class A Ordinary Shares as of the Share Record Date are entitled to attend and vote at the Class A Meeting. All officers and agents of the Company reserve the right to refuse any person entry to the Class A Meeting venue, or to instruct any person to leave the Class A Meeting venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations and local government’s directive. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the Class A Meeting.

PROXY FORMS AND ADS VOTING CARDS

A holder of Class A Ordinary Shares as of the Share Record Date may appoint proxy(ies) to exercise his or her rights at the Class A Meeting. A holder of ADSs as of the ADS Record Date will need to directly instruct Deutsche Bank Trust Company Americas, the depositary of the ADSs, if ADSs are held directly by holders on the books and records of Deutsche Bank Trust Company Americas or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders, as to how to vote the Class A Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Class A Ordinary Shares) or ADS voting card (for holders of ADSs). The proxy form is available on our website at https://ir.weride.ai.

Holders of record of Class A Ordinary Shares on the Company’s register of members as of the Share Record Date are entitled to attend the Class A Meeting in person or by proxy. Your vote is important. You are urged to complete, sign, date and return the accompanying proxy form to us (for holders of Class A Ordinary Shares) or send your voting instructions to Deutsche Bank Trust Company Americas or to your bank, brokerage or other securities intermediary, as the case may be (for holders of ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 48 hours before the time appointed for the Class A Meeting at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the Class A Meeting; and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m. (New York time) on March 4, 2026 to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the Class A Meeting.

NOTICE OF THE CLASS A MEETING

By order of the Board WeRide Inc. Dr. Tony Xu Han Chairman of the Board, Executive Director and Chief Executive Officer

Headquarters and Principal Place of
Business in the PRC:

21st Floor, Tower A
Guanzhou Life Science Innovation Center
No. 51 Luoxuan Road
Guangzhou International Biotech Island
Guangzhou
Guangdong Province
PRC

Registered Office: P.O. Box 472 Harbour Place, 2nd Floor North Wing 103 South Church Street George Town Grand Cayman KY1-1106 Cayman Islands

February 6, 2026

As at the date of this notice, the Board comprises Dr. Tony Xu Han and Dr. Yan Li as executive Directors, Mr. Kazuhiro Doi and Mr. Jean-François Salles as non-executive Directors, and Ms. Huiping Yan, Mr. David Zhang and Dr. Tony Fancheong Chan as independent non-executive Directors.